AMSURG

ANNUAL REPORT 2009

AMSURG

AMSURG CORP.

AmSurg Centers

(Locations at December 31, 2009)


Centers in operation
Centers under development

ALABAMA
Montgomery

ARIZONA
Glendale
Mesa
Peoria
Phoenix (4)
Sun City (3)
Yuma

ARKANSAS
El Dorado
Fayetteville
Rogers

CALIFORNIA
Arcadia
Burbank
Escondido
Glendale
Glendora
Greenbrae
Inglewood
La Jolla
Oakland
Pomona
Poway
Redding
San Diego
San Luis Obispo
Temecula
Templeton
Torrance (2)

COLORADO
Canon City
Denver
Pueblo

CONNECTICUT
Bloomfield

DELAWARE
Dover
Lewes
Newark

FLORIDA
Altamonte Springs
Boca Raton
Cape Coral
Crystal River
Ft. Lauderdale
Ft. Myers (2)
Gainesville
Hialeah
Inverness
Kissimmee
Lakeland
Melbourne
Miami
Mount Dora
New Port Richey
Ocala (2)
Ocoee
Orlando (3)
Panama City
Rockledge
Sarasota (2)
Sebring
Tamarac
Tampa
West Palm Beach
Winter Haven

ILLINOIS
Lake Bluff

INDIANA
Evansville
Indianapolis
South Bend

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge
Marrero
Metairie (2)
New Orleans

MASSACHUSETTS
West Bridgewater

MARYLAND
Baltimore (2)
Bel Air
Chevy Chase
Glen Burnie
Laurel
Lutherville
Rockville (2)
Silver Spring (2)
Towson (2)
Waldorf
Westminster

MICHIGAN
Detroit
Port Huron
St. Clair Shores

MINNESOTA
Blaine
Minneapolis (2)
St. Cloud

MISSOURI
Independence
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas (2)
Reno

NEW JERSEY
Florham Park
Hanover
Lawrenceville
Oakhurst
Toms River
Voorhees
West Orange

NEW MEXICO
Santa Fe

NORTH CAROLINA
Cary
Durham
Greensboro (2)
Raleigh (2)

OHIO
Akron
Cincinnati
Dayton
Huber Heights
Kettering
Lorain
Middletown
Sidney
Springboro
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Salem

PENNSYLVANIA
Bala Cynwyd
Flourtown
Kingston
Lancaster
Malvern
Media
Pottsville
Scranton
Seneca

SOUTH CAROLINA
Charleston
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Goodlettsville
Hermitage
Kingsport
Knoxville (3)
Maryville
Memphis
Nashville
Powell

TEXAS
Abilene (2)
Beaumont
Bedford
Bryan
Conroe
Dallas (2)
El Paso
Houston
McKinney
Mesquite
North Richland Hills
Plano
San Antonio (2)

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Puyallup (2)
Tacoma (3)

WISCONSIN
Milwaukee

WYOMING
Casper

A center is under development at the following location at December 31, 2009: Miami, Florida

About The Company

Company Profile

AmSurg Corp. (NASDAQ: AMSG) acquires, develops and operates ambulatory surgery centers in partnership with physicians. Headquartered in Nashville, Tennessee, AmSurg operated 202 ambulatory surgery centers at December 31, 2009. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31,	
	2009	2008
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenue	**$ 668,752**	$ 600,107
Net earnings from continuing operations attributable to AmSurg Corp.common shareholders	**52,788**	49,541
Net earnings per share (diluted) from continuing operations attributable to AmSurg Corp. common shareholders	**$ 1.71**	$ 1.55
Weighted average number of shares and share equivalents outstanding (diluted)	**30,862**	31,963
Financial Position at Year End:		
Cash and cash equivalents	**$ 29,377**	$ 31,548
Working capital	**80,493**	85,497
Total assets	**1,058,757**	905,897
Long-term debt and other long-term obligations	**311,077**	288,251
Non-redeemable and redeemable noncontrolling interests	**128,618**	66,079
AmSurg Corp. shareholders' equity	**505,116**	460,429
Center Data:		
Continuing centers at year end	**202**	188
Procedures performed during year	**1,238,339**	1,108,585


Revenues
(In millions)
$361.5
$439.4
$517.7
$600.1
2005
2006
2007
2008
2009


Operating Cash Flow
(In millions)
2005
2006
2007
2008
2009


Net Earnings Per Share (Diluted) From Continuing Operations Attributable to AmSurg Corp. Common Shareholders
$1.10
$1.16
$1.34
$1.55
$1.71
2005
2006
2007
2008
2009

Letter to Shareholders

Fellow Shareholders:

AmSurg produced profitable growth for 2009, with a steady operating performance in the face of a recessionary economy and further reductions in Medicare reimbursement. We met or exceeded our guidance targets for the year, controlled operating expenses and produced double-digit growth in earnings per share. Highlighting our financial strength, we led the industry's center acquisition efforts, while largely self-funding capital expenditures and completing the year in a strong financial position. We also made tangible progress in preparing AmSurg to leverage compelling industry trends to achieve stronger long-term growth. At a time of high and increasing national concern over the cost and quality of healthcare, AmSurg represents a timely value proposition because of our proven high quality, low cost and ease of access.


Procedures
Performed During The Year
2005
2006
2007
2008
2009

The ambulatory surgery center (ASC) industry continues to experience the benefits of migration to affordability, as surgical procedures migrate to lower cost outpatient modalities from higher cost inpatient settings. Within the outpatient sector, there is similar migration to more efficient ASC modalities from more expensive hospital outpatient settings. Today, over 70% - 75% of surgical procedures in the U.S. are performed in the outpatient setting, up from approximately 20% just 30 years ago. In that same short period of time, 35% to 40% of all outpatient surgery has migrated to free-standing ASCs, up from just 5% in the early 1980's. ASCs continue to have a tremendous market-share opportunity. Given ASCs high quality and inherent cost advantages, we expect the ASC industry to continue to increase its share of outpatient procedures.

There are other noteworthy drivers of procedure demand on the horizon. First, simple demographic trends indicate that the size of our target population will expand steadily at a 1% to 3% rate in the coming years. Second, the health status of the overall population is declining due to rising levels of obesity and other lifestyle risk issues. Third, there are very large underserved patient populations. A good example is colorectal cancer screening. Today, 40% to 50% of adults are never appropriately screened for colon cancer. As a result, nearly 150,000 Americans are newly diagnosed with colon cancer each year and 50,000 die from the disease - a disease that is largely preventable if screening is performed in a timely manner. A recent Canadian study published in the *American Journal of Gastroenterology* confirms the benefits of screening. According to the study, every 1% increase in colonoscopy screening yields a 3% decrease in mortality for the population. We have seen similar results in the U.S. where mortality rates for colon cancer have declined nearly 40% over the past 30 years. While this improvement is great progress, we still have much work to do.

2010 marks the third year of the four-year phase-in of reimbursement changes for Medicare pricing. The weakened economy coupled with the impact of Medicare reimbursement compression places a heavy strain on most ASCs, 60% to 65% of which are stand alone small businesses. These ASCs lack the support of a corporate or hospital partner, including the benefits of scale and management depth, to help navigate through the increasingly regulated and complex healthcare marketplace. Operating the largest number of ASCs in the industry, AmSurg is well positioned as a solution for the highly fragmented market of independent ASCs.

Although demand is increasing, the creation of new ASC capacity has slowed dramatically. New-center capacity that once grew at 7% to 11% per year has been reduced to a 0% to 3% range. The slowdown in de novo development is a function of: (i) a shortage of eligible physicians; (ii) limited access to development capital; and (iii) a challenging operating environment due to the economic downturn. We believe that the convergence of increasing demand and capacity constraints will drive consolidation and additional opportunity for AmSurg, which also has the most extensive record of industry consolidation. Based on surveys indicating 98% satisfaction among our physician partners, we believe we are achieving our goal of being the physician's strategic partner of choice. As a trusted partner, we also recognize a variety of opportunities to expand the value proposition we provide our physician partners by leveraging our brand name and scale to meet their demand for additional services that will enable them to adapt to changing market conditions, enhance their operations and improve the care they provide their patients. Based on the long-term growth potential inherent in our strong position in the ASC industry, we are confident about our prospects for producing stronger long-term growth in earnings and shareholder value.

Solid, Profitable Performance for 2009, Despite Substantial Headwinds – The Company's revenues for 2009 increased 11% to $668.8 million from $600.1 million for 2008. Net earnings from continuing operations attributable to AmSurg common shareholders were $52.9 million for 2009, up 7% from $49.5 million for 2008. Net earnings from continuing operations per diluted share attributable to AmSurg common shareholders for 2009 increased 10% to $1.71, which included an incremental negative impact of $0.07 per diluted share from the revision of the Medicare payment system for ASCs, from $1.55 for 2008. Weighted average diluted shares and share equivalents outstanding decreased 3% for 2009 from 2008, which reflected share repurchases during 2009.

Our revenue growth for 2009 was driven by 12% growth in procedures compared with 2008. This increase is primarily attributable to full-year operations of the 20 centers we added during 2008, as well as the 14 centers added during 2009. Reflecting the impact of difficult economic conditions throughout 2009, same-center procedures increased 1% for the year. Same-center revenues were flat for 2009 compared with 2008, due primarily to an approximate 100 basis-point negative impact from the revised Medicare payment system.

As anticipated, the deleveraging effect of flat same-center revenues reduced our profit margins, although we partially offset this pressure through adjustments to our corporate structure and other efficiency initiatives. EBITDA increased 5% for 2009 to $119.2 million and declined 110 basis points as a percentage of revenue from 2008. Reduced interest expense for 2009 due to lower interest rates helped to limit the decline in net profit margin to 40 basis points, or 7.9% for 2009 compared with 8.3% for 2008.

We were once again pleased with AmSurg's substantial cash generation, with net cash flows provided by operating activities less distributions to noncontrolling interests growing 12% to $101.7 million for 2009 or 1.9 times net earnings from continuing operations attributable to AmSurg common shareholders. Our cash flow funded a substantial majority of our net capital expenditures for 2009 of $115.8 million. Despite modest growth in total debt for 2009, we completed the year with a ratio of total debt to capitalization of 37%, the same as at the end of 2008. The ratio of total debt to EBITDA for 2009 was 2.5 times, compared with 2.4 times for 2008. We expect to refinance and expand our revolving credit facility in the second quarter of 2010, which, combined with continued substantial operating cash flow, is expected to enable us to fund our planned acquisition strategy for the foreseeable future.

Cautious Outlook for 2010 – We are cautious in our outlook for 2010 due to limited visibility about the impact on our financial results of the continuing uncertain economic environment and the high rate of unemployment. In addition, we expect earnings per share for 2010 to reflect an incremental negative $0.06 impact from the effect of the revised Medicare payment system and a negative $0.11 impact from higher interest costs related to refinancing our revolving credit facility. We expect the combination of these factors will limit earnings growth for 2010.

We plan to acquire 13 to 16 centers during 2010. At the end of 2009, we had a definitive agreement to acquire one center, which we completed in the first quarter of 2010. We also had one center under a letter of intent and one center under development, which is expected to open in the first quarter of 2011. Total planned capital expenditures for 2010, including center acquisitions, are expected to be approximately $145 million, most of which we anticipate funding through operating cash flows.

Focused Initiatives for 2010

STRATEGIC SERVICES: In 2009, AmSurg conducted a comprehensive survey of both physician partners and non-partners to better understand their needs and concerns. The feedback confirmed a high level of satisfaction and highlighted four key opportunities to bolster our value-added relationship with physicians. Those opportunities include: (i) more marketing and patient education support; (ii) more communication and best practice sharing between center management and clinicians across the platform; (iii) more focus and messaging emphasis on our strength in quality management; and (iv) more focused political advocacy efforts. The findings from that survey help serve as a foundation for our strategic focus and initiatives.

Marketing and Patient Education: In an effort to increase public awareness regarding colonoscopy screening procedures, we have launched a nationwide marketing campaign in more than 100 communities to Stop Colon Cancer Now. This campaign, launched in conjunction with the National Colorectal Cancer Awareness Month, employs a combination of news media, grassroots tactics and digital media, such as social networks and on-line advertising, to educate the public about early detection and prevention of the disease and to increase compliance with recommended screening rates in the appropriate populations. Our new website, stopcoloncancernow.com, provides important patient education, encourages screening and facilitates connecting patients with qualified physicians.


Continuing Centers
At Year End
133
144
168
188
202
2005
2006
2007
2008
2009

Sharing of Best Practices: We are also preparing an internal branding campaign for roll out in the second half of 2010, which is designed to increase physician satisfaction and expand volume. This campaign will be the first launched over our new web-based communication portal called AMSURG: PARTNER CONNECT, a proprietary application providing our physician partners access to benchmarking data and other strategic resources; real-time connectivity among themselves, center directors and corporate personnel; and content relevant to their specialties. We expect PARTNER CONNECT will improve communication and collaboration and promote best practices that address common issues among our physician partners.

Quality: One of our goals at AmSurg is to ensure that patients have confidence in the high quality of care provided at our centers. Most healthcare consumers rely on their physician to help make those assessments. Another positive indicator is Medicare certification, and all AmSurg centers are currently Medicare certified. While such certification is rigorous and meaningful, our physician partners have asked us to do more to give our patients even greater confidence.

To further demonstrate and differentiate the high quality of our centers, we expect all our centers to meet the accreditation standards of the Accreditation Association for Ambulatory Health Care (AAAHC) by the end of 2011. The AAAHC is a well-respected and market-leading accrediting body. While less than 20% of the nearly 5,300 ASCs in the U.S. have earned accreditation from AAAHC, 72% of all AmSurg centers are AAAHC accredited. We believe 100% accreditation will strengthen the AmSurg brand among existing and potential physician partners, while providing their patients increased transparency and confidence.

Advocacy: Among our industry advocacy efforts, we were involved in the launch of the Advancing Surgical Care campaign in March 2010 in concert with the ASC Advocacy Committee. The goal of this campaign is to raise awareness among governmental policy makers about the unrealized potential ASCs represent for improving access to care and controlling its cost. The website, advancingsurgicalcare.com, provides information about the history, benefits and policy objectives for the ASC community. This information is available to anyone and is widely used by clinicians and physicians in education and advocacy efforts.

Now that we have a higher degree of clarity regarding the future of healthcare reform, we continue to focus our advocacy efforts on the public policy benefits of ASCs in our national battle to improve access to care and control costs. Our message has been well received as ASCs now enjoy a reputation as the most cost-effective and high quality modality for a wide and growing range of surgical procedures. The new legislation provides healthcare insurance coverage for millions of previously uninsured Americans; emphasizes prevention as evidenced by waivers of co-pays and deductibles on colonoscopies for qualified individuals; and focuses on providing services in the most affordable fashion. This proactive policy is likely to intensify the long-term demand for these life-saving and cost-effective procedures.

DEVELOPMENT: To achieve our expectations of acquiring 13 to 16 new centers for 2010, we will focus on our typical single-center acquisition opportunities even as we continue to build center networks in key markets. We added two additional city networks in Phoenix and Dallas-Ft. Worth in 2009, bringing our total to 13. In Phoenix, we acquired our second of the city's two largest orthopedic centers, and we now partner with approximately 50 orthopedic physicians in that market. In Dallas, we acquired five centers affiliated with one of the largest GI groups in the U.S., with 71 physicians and 30 practice locations in the Dallas metroplex.

We believe the addition of these physician partners reflects the strong and increasing value proposition we offer and our growing recognition as a physician-driven company. Our continuing efforts in this regard were validated in the highly competitive Dallas transaction. Our initiatives over several years in working with the physicians in this group to understand their issues and opportunities and the best ways to enhance their business were instrumental in demonstrating our commitment to being their strategic partner of choice.

Our development initiatives for 2010 also encompass a disciplined process to assess the potential for expanding our service lines, although we do not expect any material impact from this initiative during 2010. We are primarily focused on clinical opportunities that would help our physician partners expand their enterprises. We are initiating pilot anesthesiology services in several centers in 2010. We are also evaluating weight loss and obesity services, which are synergistic with our GI platform, in particular. They are also relevant to our ophthalmology ASCs since diabetes is frequently linked to many ophthalmology issues. We believe AmSurg, with approximately 15% of the country's Medicare-certified GI ASCs and nearly 5% of the ophthalmology ASCs, would represent a high-potential distribution channel for these or any other services that we and our physician partners determine are appropriate.

EFFICIENCY and SCALE: Modernization of our information technology infrastructure and systems is the cornerstone of this strategic focus, and AmSurg|Insight is central to this initiative. Insight provides a consistent IT platform across all our ASCs. In addition, Insight offers web-based access, enhanced billing and accounting processes, faster access to data, reduced IT expense and ease of installation. We are pleased with the impact of Insight in the centers that have already implemented the system, which are experiencing improved workflow synergies and increased operating efficiencies. We exceeded our 2009 goal of deploying Insight to 20 centers, reaching 22 by the end of the year. For 2010, we will continue the deployment, with a target of adding 30 more installations during the year.

Differentiated Business Model
Supports Long-Term Growth Potential

Although growth in AmSurg's earnings per share for 2009 slowed reflecting the economic downturn and reduced Medicare reimbursement, we, nonetheless, entered 2010 with an unbroken record of profitable growth and well positioned to pursue our long-term strategic and growth objectives. Our current advantageous positioning is largely attributable to our long-term development of a differentiated business model that has enabled us to produce a relatively consistent operating performance despite the increasing economic and reimbursement pressures of the last several years.

The attributes of this business model include the economies of scale associated with operating more ASCs than any of our peers, which includes the largest number of GI centers, with 15% market share, and ophthalmology centers, with 5% market share. While we have focused on the multi-specialty center market only relatively recently, we are among the top 10 operators of these centers. We also have been able to build this position with a consistent ownership structure across our 202 centers at the end of 2009.

Over the past decade, we have added an average of 16 acquired or de novo centers each year. Because of the cash flow characteristics of our centers, combined with disciplined execution of our growth strategies, we have both expanded our center network and maintained a strong financial position. As the past year demonstrated, our strong financial position supports the discipline with which we implement our acquisition strategy as the industry's leading consolidator, giving us the flexibility to act decisively when appropriate. Looking forward, it also positions us well for judicious expansion in new markets or service lines.

Chief among the attributes of our business model is our physician-driven culture. We have a long history of creating high physician satisfaction with our centers. Over the past two years, however, as we have engaged our physician partners to enhance our value proposition, we have learned of many opportunities to deepen our relationships that they would welcome. Driven in part by the increasing complexities our physician partners face in operating their businesses, these opportunities also speak to the trust our physician partners have in AmSurg to join them in finding solutions. One meaningful step we took in 2009 to advance this cause was the establishment of a Physician Advisory Board for the Company. In addition to strengthening the value proposition we provide our physician partners, our continuing work to develop these solutions could potentially provide AmSurg additional avenues of long-term growth.

In closing, we thank our physician partners and reiterate our commitment to helping them expand the value of their enterprises. We also thank our employees whose continuous execution of our value proposition secures our position as the strategic partner of choice for our physician partners. Through the skill, dedication and simple hard work of all these people, AmSurg centers completed over 1.2 million surgical procedures during 2009. We are confident that we have the opportunities, the resources and the skill to expand this number significantly in future years. As your fellow shareholder, we are also confident that in so doing, we will create increasing shareholder value.

Sincerely,



Christopher A. Holden
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$668,752	$600,107	$517,707	$439,435	$361,455
Operating expenses	443,387	389,549	336,573	285,390	229,438
Operating income	225,365	210,558	181,134	154,045	132,017
Interest expense	7,789	9,938	9,569	7,387	3,897
Earnings from continuing operations before income taxes	217,576	200,620	171,565	146,658	128,120
Income tax expense	35,687	33,101	27,065	22,941	21,853
Net earnings from continuing operations	181,889	167,519	144,500	123,717	106,267
Discontinued operations:					
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	163	180	4,091	6,671	6,780
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax (benefit) expense	(702)	(1,773)	1,712	(463)	(1,158)
Net (loss) gain earnings from discontinued operations	(539)	(1,593)	5,803	6,208	5,622
Net earnings	181,350	165,926	150,303	129,925	111,889
Less net earnings attributable to noncontrolling interests	129,202	118,880	106,128	92,186	76,738
Net earnings attributable to AmSurg Corp. common shareholders	$ 52,148	$ 47,046	$ 44,175	$ 37,739	$ 35,151
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of tax	$ 52,788	$ 49,541	$ 41,785	$ 35,207	$ 33,071
Discontinued operations, net of tax	(640)	(2,495)	2,390	2,532	2,080
Net earnings attributable to AmSurg Corp. common shareholders	$ 52,148	$ 47,046	$ 44,175	$ 37,739	$ 35,151
Basic earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.73	$ 1.57	$ 1.36	$ 1.18	$ 1.12
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.71	$ 1.49	$ 1.44	$ 1.27	$ 1.19
Diluted earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.71	$ 1.55	$ 1.34	$ 1.16	$ 1.10
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.69	$ 1.47	$ 1.42	$ 1.24	$ 1.17
Weighted average number of shares and share equivalents outstanding (in thousands):					
Basic	30,576	31,503	30,619	29,822	29,573
Diluted	30,862	31,963	31,102	30,398	30,147
Operating and Other Financial Data:					
Continuing centers at end of year	202	188	168	144	133
Procedures performed during year	1,238,339	1,108,585	952,370	803,603	683,712
Same-center revenue increase	0%	3%	4%	5%	3%
Cash flows provided by operating activities	$ 232,584	$ 209,696	$ 182,916	$162,689	$139,060
Cash flows used in investing activities	(112,792)	(131,780)	(179,368)	(71,794)	(83,308)
Cash flows used in financing activities	(121,963)	(76,321)	(6,322)	(91,308)	(50,248)

	At December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 29,377	$ 31,548	$ 29,953	$ 20,083	$ 20,496
Working capital	80,493	85,497	83,792	66,591	61,072
Total assets	1,058,757	905,879	781,634	590,032	527,816
Long-term debt and other long-term liabilities	311,077	288,251	232,223	127,821	125,712
Non-redeemable and redeemable noncontrolling interests	128,618 (1)	66,079	62,006	52,341	47,271
AmSurg Corp. shareholders' equity	505,116	460,429	411,225	343,108	294,618

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than statements with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and listed below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events.

Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties.

- adverse impacts on our business associated with current and future economic conditions;
- our ability to renew or replace our revolving credit agreement when it terminates in July 2011, and the terms of any renewed or replacement agreement, which could be materially different than the terms in place today;
- the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as costs increase;
- adverse developments affecting the medical practices of our physician partners;
- our ability to maintain favorable relations with our physician partners;
- our ability to acquire and develop additional surgery centers on favorable terms;
- our ability to grow revenues at our existing centers;
- our ability to manage the growth in our business;
- our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- adverse weather and other factors beyond our control that may affect our surgery centers;
- our failure to comply with applicable laws and regulations;
- changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of becoming subject to federal and state investigation;
- regulatory changes that may obligate us to buy out the ownership interests of physicians who are minority owners of our surgery centers;
- potential liabilities associated with our status as a general partner of limited partnerships;
- liabilities for claims brought against our facilities;
- our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;
- potential write-offs of the impaired portion of intangible assets; and
- potential liabilities relating to the tax deductibility of goodwill.

Overview

We acquire, develop and operate ambulatory surgery centers, or ASCs, in partnership with physicians. As of December 31, 2009, we owned a majority interest (51% or greater) in 202 ASCs. The following table presents the number of procedures performed at our continuing centers and changes in the number of ASCs in operation, under development and under letter of intent for the years ended December 31, 2009, 2008 and 2007. An ASC is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the ASC.

	2009	2008	2007
Procedures	1,238,339	1,108,585	952,370
Continuing centers in operation, end of year	202	188	168
Average number of continuing centers in operation, during year	193	172	155
New centers added during year	14	20	24
Centers disposed during year	(1)	(6)	(4)
Centers under development, end of year	1	3	2
Centers held for sale, end of year	(1)	(1)	–
Centers under letter of intent, end of year	1	5	4

In addition to the centers under letter of intent, in December 2009, we entered into an agreement to purchase a controlling interest in a center, contingent upon satisfaction of certain closing conditions. We expect to complete this transaction in March 2010.

Of the continuing surgery centers in operation at December 31, 2009, 142 centers performed gastrointestinal endoscopy procedures, 36 centers performed ophthalmology surgery procedures, 17 centers performed procedures in multiple specialties and seven centers performed orthopaedic procedures. We intend to expand primarily through the acquisition and development of additional ASCs in targeted surgical specialties and through future same-center growth. Our growth targets for 2010 include the acquisition or development of 13 to 16 surgery centers. Similar to our results in 2009, we expect our same-center growth to be flat in 2010. Our expectation is primarily based on reductions in Medicare reimbursement rates for 2010, as well as the continuing poor economic outlook and high unemployment rate, which we believe will result in limited incremental patient visits and thus surgical procedures.

While we generally own 51% of the entities that own the surgery centers, our consolidated statements of earnings include 100% of the results of operations of the entities, reduced by the noncontrolling partners' share of the net earnings or loss of the surgery center entities. The noncontrolling ownership interest in each limited partnership or limited liability company is generally held directly or indirectly by physicians who perform procedures at the center.

Sources of Revenues

Substantially all of our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly by the physicians. In limited instances, our revenues include charges for anesthesia services delivered by medical professionals employed or contracted by our centers. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. The amount of payment a surgery center receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including changes to the Medicare and Medicaid payment systems and the cost containment and utilization decisions of third-party payors. We derived approximately 33%, 34% and 34% of our revenues in the years ended December 31, 2009, 2008 and 2007, respectively, from governmental healthcare programs, primarily Medicare, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules.

Effective January 1, 2008, CMS revised the payment system for services provided in ASCs. The key points of the revised payment system as it relates to us are:

- ASCs are paid based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective payment system;
- a scheduled phase-in of the revised rates over four years from 2008 through 2011; and
- planned annual increases in the ASC rates beginning in 2010 based on the consumer price index, or CPI.

The revised payment system has resulted in a significant reduction in the reimbursement rates for gastroenterology procedures, which comprise approximately 79% of the procedures performed by our surgery centers, and certain ophthalmology and pain procedures. We estimate that our net earnings per share were negatively impacted by the revised payment system by $0.05 in 2008 and an additional $0.07 in 2009. In November 2009, CMS announced final reimbursement rates for 2010 under the revised payment system, which included a 1.2% CPI increase. Based upon our current procedure mix, payor mix and volume, we believe the 2010 payment rates will reduce our net earnings per diluted share in 2010 by approximately $0.06 as compared to 2009 and that our diluted earnings per share in 2011 will be reduced by an incremental $0.06 as compared to the prior year as a result of the scheduled reduction in rates. Any increase in reimbursement rates as a result of CPI adjustments in 2011 will partially offset thescheduled payment reductions that year. Beginning in 2012, the scheduled phase-in of the revised rates will be completed, and reimbursement rates for our ASCs should be increased annually based upon increases in the CPI. There can be no assurance, however, that CMS will not further revise the payment system, or that any annual CPI increases will be material.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor, or RAC, program. RACs are private contractors that conduct post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. Effective January 15, 2009, CMS promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. In addition, a 2006 federal law authorizes CMS to require ASCs to submit data on certain quality measures. ASCs that fail to submit the required data would face a two percentage point reduction in their annual reimbursement rate increase. CMS has not yet implemented the quality measure reporting requirement but has announced that it expects to do so in a future rulemaking.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as PPOs and HMOs.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the majority owned limited partnerships and limited liability companies in which our wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and limited liability companies is necessary, as our wholly owned subsidiaries have 51% or more of the financial interest of each entity, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnership or limited liability company and have control of the entity. The responsibilities of our noncontrolling partners are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt that they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated.

We clearly identify and present ownership interests in subsidiaries held by noncontrolling parties in our consolidated financial statements within the equity section but separate from our equity. However, in instances in which certain redemption features that are not solely within our control are present, classification of noncontrolling interests outside of permanent equity is required. The amounts of consolidated net income attributable to us and to the noncontrolling interests are clearly identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Lastly, the cash flow impact of certain transactions with noncontrolling interests are classified within financing activities.

Upon the occurrence of various fundamental regulatory changes, we would be obligated under the terms of certain of our partnership and operating agreements to purchase the noncontrolling interests related to substantially all of our partnerships. While we believe that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2009, and the occurrence of such regulatory changes is outside of our control. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of our equity and are classified as noncontrolling interests – redeemable on our consolidated balance sheets.

Center profits and losses are allocated to our partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of our center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of our partnerships are generally determined on a pre-tax basis. Total net earnings attributable to noncontrolling interests are presented after net earnings. However, we consider the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which we must determine our tax expense. In addition, distributions from the partnerships are made to both our wholly owned subsidiaries and the partners on a pre-tax basis.

We operate in one reportable business segment, the ownership and operation of ASCs.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from governmental third-party payors. These estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2009, 2008 and 2007, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2009 and 2008, net accounts receivable reflected allowances for contractual adjustments of $100.8 million and $95.1 million, respectively, and allowances for bad debt expense of $12.4 million and $11.8 million, respectively. The increase in our contractual allowance and allowances for bad debt expense is primarily related to allowances established for new centers acquired during 2009. At December 31, 2009 and 2008, we had 32 and 38 days outstanding, respectively, reflected in our gross accounts receivable.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions by first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is allocated to unidentifiable intangible assets (goodwill). The fair value of goodwill attributable to noncontrolling interests in centers acquired subsequent to December 31, 2008, is also reflected in the allocation and is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill. We evaluate goodwill for impairment at least on an annual basis. Impairment of carrying value will also be evaluated more frequently if certain indicators are encountered. Goodwill is required to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required as of December 31, 2009, and have determined that it is not necessary to recognize impairment in our goodwill.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at any existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers associated with a limited partnership or limited liability company. Our 2009 same-center group, comprised of 173 centers, had revenue growth of 0%, which was negatively impacted by 1% due to the revised payment system by CMS. Our same-center group in 2010 will be comprised of 192 centers, which constitutes approximately 95% of our total number of centers. We expect our same-center revenue growth to be flat in 2010. We expect flat same-center revenue growth for 2010 due to reductions in Medicare reimbursement rates for 2010, as well as the declining growth we experienced in 2009 and the continuing poor economic outlook and high unemployment rate in 2010, which we believe will continue to limit the incremental patient visits and thus surgical procedures.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Beginning in 2009, we adopted updates to Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 810 *Consolidations*, or ASC 810. While the adoption of certain updates to ASC 810 did not have an impact on our net earnings or net earnings per diluted share, the presentation of our financial statements has been changed. Net earnings attributable to noncontrolling interests, previously referred to as minority interest, is now reported after net earnings. Surgery center profits are allocated to our noncontrolling partners in proportion to their individual ownership percentages and reflected in the aggregate as total net earnings attributable to noncontrolling interests. The noncontrolling partners of our center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each noncontrolling partner shares in the pre-tax earnings of the center of which it is a partner. Accordingly, net earnings attributable to the noncontrolling interests in each of our center limited partnerships and limited liability companies are generally determined on a pre-tax basis.

The most significant impact of this financial statement presentation is on the determination of pre-tax earnings, which is presented before net earnings attributable to noncontrolling interests has been subtracted. Accordingly, the effective tax rate on pre-tax earnings as presented has been reduced to approximately 16%. However, the effective tax rate based on pre-tax earnings attributable to AmSurg Corp. common shareholders, on an annual basis, will remain near the historical percentage of 39.6%. We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Net earnings from continuing operations attributable to AmSurg Corp. common shareholders is disclosed on the consolidated statements of earnings.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases. Our current revolving credit agreement matures in July 2011. There can be no assurance that we will be able to refinance our existing indebtedness. In the event we refinance or extend the term of our existing indebtedness, we expect that the terms of any new or extended revolving credit agreement will result in a significant increase in our interest expense for periods following the date of such refinancing or extension. See "– Liquidity and Captial Resources."

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	29.9	28.9	29.4
Supply cost	12.4	11.8	11.5
Other operating expenses	20.6	20.8	20.5
Depreciation and amortization	3.4	3.4	3.6
Total operating expenses	66.3	64.9	65.0
Operating income	33.7	35.1	35.0
Interest expense	1.2	1.7	1.9
Earnings from continuing operations before income taxes	32.5	33.4	33.1
Income tax expense	5.3	5.5	5.2
Net earnings from continuing operations, net of income tax expense	27.2	27.9	27.9
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	–	–	0.8
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax expense (benefit)	(0.1)	(0.3)	0.3
Net (loss) gain from discontinued operations	(0.1)	(0.3)	1.1
Net earnings	27.1	27.6	29.0
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	19.3	19.6	19.8
Net earnings from discontinued operations	–	0.2	0.7
Total net earnings attributable to noncontrolling interests	19.3	19.8	20.5
Net earnings attributable to AmSurg Corp. common shareholders	7.8	7.8	8.5
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of tax	7.9	8.2	8.1
Discontinued operations, net of tax	(0.1)	(0.4)	0.4
Net earnings attributable to AmSurg Corp. common shareholders	7.8	7.8	8.5

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues increased $68.6 million, or 11%, to $668.8 million in 2009 from $600.1 million in 2008. The number of procedures performed in our ASCs increased by 129,754, or 12%, to 1,238,339 in 2009 from 1,108,585 in 2008. The additional revenues resulted primarily from:

- centers acquired or opened in 2008, which contributed $59.7 million of additional revenues due to having a full period of operations in 2009; and
- centers acquired and opened in 2009, which generated $8.6 million in revenues.

While our same-center procedure growth was approximately 1% in 2009, due to the revised payment system implemented by CMS, poor economic conditions and high unemployment, our same-center revenue growth was flat. Staff at newly acquired and developed centers, as well as the additional staffing required at certain existing centers, resulted in a 13% increase in salaries and benefits at our surgery centers in 2009. We experienced a 32% increase in salaries and benefits at our corporate offices during 2009 over 2008. The increase in corporate office salaries and benefits was primarily due to higher bonus expense incurred during the 2009 period, year over year salary increases, investment gains associated with our supplemental retirement plan, which are allocated to salaries and benefits because the gains are attributable to the participants' self-directed investments, and additional employees, primarily in our information technology area. Salaries and benefits increased in total by 16% to $200.3 million in 2009 from $173.4 million in 2008. Salaries and benefits as a percentage of revenues increased in 2009 compared to 2008 primarily due to the impact of flat revenue growth within our same center group against the increase in corporate salaries and benefits in 2009, as described above.

Supply cost was $82.6 million in 2009, an increase of $12.0 million, or 17%, over supply cost in 2008. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure in 2009 increased by approximately $3. This increase is related to a combination of higher utilization of disposable supplies at our gastroenterology centers, greater use of premium cataract lenses at our ophthalmology centers and a greater percentage of non-gastroenterology procedures performed, which had a higher weighted average cost.

Other operating expenses increased $12.9 million, or 10%, to $137.6 million in 2009 from $124.8 million in 2008. The additional expense in the 2009 period resulted primarily from:

- centers acquired or opened during 2008, which resulted in an increase of $10.4 million in other operating expenses;
- centers acquired or opened during 2009, which resulted in an increase of $2.2 million in other operating expenses; and
- an increase of $2.1 million in other operating expenses at our 2009 same-center group resulting primarily from general inflationary cost increases and additional procedure volume.

Other operating expenses at our corporate offices decreased during 2009 from 2008 by approximately $1.9 million primarily due to changes in the gains and losses of the Company's supplemental employee retirement plan investments, which offset the corresponding increases in salary cost.

Depreciation and amortization expense increased $2.1 million, or 10%, in 2009 from 2008, primarily as a result of centers acquired since 2008 and newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

We anticipate further increases in operating expenses in 2010, primarily due to additional acquired centers and an additional start-up center expected to be placed in operation. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At December 31, 2009, we had one center under development and two centers that had been open for less than one year.

Although our average debt outstanding was approximately 28% higher in 2009 over 2008, interest expense decreased $2.1 million in 2009, or 22%, from 2008, due to a reduced average interest rate in 2009 on our variable interest debt. See "–Liquidity and Capital Resources."

We recognized income tax expense from continuing operations of $35.7 million in 2009 compared to $33.1 million in 2008. Our effective tax rate in 2009 was 16.4%, of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, approximately 40% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2009, we sold our interests in one surgery center following management's assessment of limited growth opportunities at this center. In 2008, we sold our interests in three surgery centers, closed three surgery centers and classified one surgery center as held for sale. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss for the disposition of discontinued interests in surgery centers of $702,000 during 2009 and an after tax loss for the disposition of discontinued interests in surgery centers of $1.8 million in 2008. The net earnings derived from the operations of the discontinued surgery centers was $163,000 for 2009 and the net earnings from the operations of the discontinued surgery centers for 2008 was $180,000.

Net earnings from continuing operations attributable to noncontrolling interests in 2009 increased $11.1 million, or 9%, to $129.1 million from the comparable 2008 period, primarily as a result of net earnings associated with surgery centers recently added to operations. As a percentage of revenues, net earnings attributable to noncontrolling interests decreased to 19.3% from 19.7% during the 2008 period, as a result of reduced center profit margins caused by lower same-center revenue growth. The net earnings from discontinued operations attributable to noncontrolling interests were $101,000 and $902,000 in 2009 and 2008, respectively.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues increased $82.4 million, or 16%, to $600.1 million in 2008 from $517.7 million in 2007. Our 2008 revenues were negatively impacted by approximately $5.0 million due to revisions in the Medicare payment system implemented by CMS in January 2008 (see "– Sources of Revenues"). Our procedures increased by 156,215, or 16%, to 1,108,585 in 2008 from 952,370 in 2007. The additional revenues resulted primarily from:

- centers acquired or opened in 2007, which contributed $53.6 million of additional revenues due to having a full period of operations in 2008;
- centers acquired or opened in 2008, which generated $15.0 million in revenues; and
- $13.9 million of revenue growth recognized by our 2008 same-center group primarily as a result of procedure growth.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in an 18% increase in salaries and benefits at our surgery centers in 2008. We experienced a 4% decrease in salaries and benefits at our corporate offices during 2008 over 2007. The decrease in corporate office salaries and benefits was primarily due to an investment loss associated with the Company's supplemental retirement plan, which offsets salaries and benefits expense because it is a loss that is attributed to the participants' self-directed investments. Salaries and benefits increased in total by 14% to $173.4 million in 2008 from $152.1 million in 2007. Salaries and benefits as a percentage of revenues decreased in 2008 compared to 2007 due in part to a change from incremental, annual vesting of stock-based awards in five installments to cliff vesting of stock-based awards four years following the date of grant beginning with grants made during 2007.

Supply cost was $70.6 million in 2008, an increase of $10.7 million, or 18%, over supply cost in 2007. This increase was primarily the result of additional procedure volume and a 1% increase in our average supply cost per procedure.

Other operating expenses increased $18.8 million, or 18%, to $124.8 million in 2008 from $106.0 million in 2007. The additional expense in the 2008 period resulted primarily from:

- centers acquired or opened during 2007, which resulted in an increase of $9.2 million in other operating expenses;
- an increase of $4.1 million in other operating expenses at our 2008 same-center group resulting primarily from additional procedure volume and general inflationary cost increases; and
- centers acquired or opened during 2008, which resulted in an increase of $2.8 million in other operating expenses.

Depreciation and amortization expense increased $2.2 million, or 12%, in 2008 from 2007, primarily as a result of centers acquired since 2007 and newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

Interest expense increased $369,000 in 2008, or 4%, from 2007, primarily due to additional long-term debt outstanding during 2008 resulting from our acquisition activities, net of lower interest expense as a result of a reduced average interest rate experienced during 2008.

We recognized income tax expense from continuing operations of $33.1 million in 2008 compared to $27.1 million in 2007. Our effective tax rate in 2008 was 16.5%, of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2008, we sold our interests in three surgery centers, closed three surgery centers and classified one surgery center as held for sale following management's assessment of limited growth opportunities at these centers. In 2007, we sold our interests in three surgery centers and closed one surgery center. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented, along with the results of operations of the center sold in 2009. We recognized an after tax loss for the disposition of discontinued interests in surgery centers of $1.8 million during 2008 and an after tax gain for the disposition of discontinued interests in surgery centers of $1.7 million in 2007. The net earnings derived from the operations of the discontinued surgery centers was $180,000 for 2008 and the net earnings from the operations of the discontinued surgery centers for 2007 was $4.1 million.

Net earnings from continuing operations attributable to noncontrolling interests in 2008 increased $15.3 million, or 15%, to $118.0 million from the comparable 2007 period, primarily as a result of net earnings associated with surgery centers recently added to operations. As a percentage of revenues, net earnings attributable to noncontrolling interests decreased to 19.7% from 19.8% during the 2007 period, as a result of reduced center profit margins caused by lower same-center revenue growth. The net earnings from discontinued operations attributable to noncontrolling interests was $902,000 and $3.4 million in 2008 and 2007, respectively.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2009 and 2008 were $29.4 million and $31.5 million, respectively. At December 31, 2009, we had working capital of $79.7 million, compared to $85.5 million at December 31, 2008. Operating activities for 2009 generated $232.6 million in cash flow from operations, compared to $209.7 million in 2008. The increase in operating cash flow resulted primarily from higher net earnings in the 2009 period and a reduction of seven days outstanding in our accounts receivable due to increased electronic payments received from commercial payors, increased collections from patient copays and deductibles at the date of service and improved insurance verification and claim documentation. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our wholly owned subsidiaries, as well as to the partners, which we are obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Distributions to noncontrolling interests, which is considered a financing activity, in the year ended December 31, 2009 and 2008 were $130.9 million and $118.8 million, respectively. Distributions to noncontrolling interests increased $12.1 million, primarily as a result of additional centers in operation.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as delivered, usually within several days following the date of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for allowance for bad debt expense. The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2009 and 2008, our accounts receivable represented 32 and 38 days of revenue outstanding, respectively.

During 2009, we had total acquisitions and capital expenditures of $115.8 million, which included:

- $95.8 million for acquisitions of interests in ASCs and related transactions;
- $16.4 million for new or replacement property at existing centers, including $148,000 in new capital leases; and
- $3.7 million for centers under development.

In December 2009, we entered into an agreement to purchase a controlling interest in a center for $28.1 million. The consummation of the acquisition is contingent upon the satisfaction of closing conditions customary for transactions of this type. We anticipate closing this transaction in March 2010 and intend to fund the acquisition through a combination of operating cash flow and borrowings under our revolving credit agreement.

During 2009, we had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $1.9 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by our partners.

During 2009, we received $1.3 million in proceeds from the sale of surgery centers. In addition, we collected approximately $1.7 million on a note receivable related to the sale of a center in 2004, which was paid in full as of September 30, 2009. We also received $1.0 million in capital contributions from our noncontrolling partners.

During 2009, we had net borrowings on long-term debt of $20.2 million, and at December 31, 2009 we had $276.3 million outstanding under our revolving credit agreement. Pursuant to our revolving credit agreement, we may borrow up to $300.0 million to, among other things, finance our acquisition and development projects and any stock repurchase programs at a rate equal to, at our option, the prime rate, LIBOR plus 0.50% to 1.50% or a combination thereof. The loan agreement provides for a fee of 0.15% to 0.30% of unused commitments, prohibits the payment of dividends and contains covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. We were in compliance with all covenants at December 31, 2009. Borrowings under the revolving credit agreement are due in July 2011 and are secured primarily by a pledge of the stock of our subsidiaries that serve as the general partners of our limited partnerships and our partnership and membership interests in the limited partnerships and limited liability companies.

Our current revolving credit agreement matures July 2011, which we expect to refinance in the second quarter of 2010. The terms of any new or extended revolving credit agreement will result in additional fees and interest rate spreads over LIBOR that are 150 to 200 basis points higher than we currently incur. We expect this will result in an increase in interest expense of approximately $5.5 million in 2010 over 2009 and a reduction of $0.10 to $0.11 in our net earnings per share in 2010.

In September 2008, our Board of Directors authorized a stock repurchase program for up to $25.0 million of our outstanding common stock. During the three months ended March 31, 2009, we repurchased 830,700 shares for $12.6 million, which completed this program. On April 22, 2009, our Board of Directors approved an additional stock repurchase program for up to $40.0 million of our outstanding shares of common stock to be purchased over the following 18 months. As of December 31, 2009, no shares had been repurchased pursuant to this repurchase program. We intend to fund the purchase price for any shares acquired using primarily cash generated from our operations and borrowings under our revolving credit agreement.

The following schedule summarizes all of our contractual obligations by period as of December 31, 2009 (in thousands):

	Payments Due by Period				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt, including interest (1)	$292,468	$ 4,351	$283,192	$ 3,787	$ 1,138
Capital lease obligations, including interest	4,493	2,234	2,142	117	–
Operating leases, including renewal option periods (2)	419,538	35,504	68,718	64,607	250,709
Construction in progress Commitments	1,891	1,891	–	–	–
Liability for unrecognized tax Benefits	8,383	–	8,383	–	–
Purchase committment	28,070	28,070	–	–	–
Total contractual cash obligations	$754,843	$72,050	$362,435	$68,511	$251,847

(1) Our long-term debt may increase based on future acquisition activity. We will use our operating cash flow to repay existing long-term debt under our revolving credit agreement prior to its maturity date.
(2) Operating lease obligations do not include common area maintenance, or CAM, insurance or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2009 fiscal year was approximately $4.2 million.

In addition, as of February 25, 2010, we had available under our revolving credit agreement $38.2 million for acquisition borrowings, of which we expect to use approximately $28.1 million to acquire a center in March 2010.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require an amendment to our current credit agreement or additional external financing. As previously discussed, we cannot assure you that any required financing will be available, or will be available on terms acceptable to us.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance that establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles, or GAAP. Use of the new Codification is effective for interim and annual periods ending after September 15, 2009. We have used the new Codification in reference to GAAP in this annual report and such use has not impacted our consolidated results.

In June 2009, the FASB amended the consolidation guidance related to variable-interest entities. The amendments include the elimination of the exemption for qualifying special purpose entities, revised criteria for determining the primary beneficiary of a variable-interest entity, and expanded the requirements for reconsideration of the primary beneficiary. This standard is effective for us on January 1, 2010. We do not expect the adoption of this standard to have a material impact on our consolidated results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed-rate and variable-rate debt to manage our exposures to changes in interest rates. Our debt instruments are primarily indexed to the prime rate or LIBOR. We entered into an interest rate swap agreement in April 2006 in which $50.0 million of the principal amount outstanding under the revolving credit agreement will bear interest at a fixed-rate of 5.365% for the period from April 28, 2006 to April 28, 2011. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness and the terms of our credit agreement and interest rate swap agreement at December 31, 2009, a 100 basis point interest rate change would impact our net earnings and cash flow by approximately $1.4 million annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our income or cash flows in 2010. As previously discussed, we expect to refinance our revolving credit agreement in the second quarter of 2010, which will result in additional fees and interest rate spreads. Accordingly, our interest expense will increase and our operating cash flow will decrease by approximately $5.5 million in 2010.

The table below provides information as of December 31, 2009 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31,
	2010	2011	2012	2013	2014	Thereafter	Total	2009
Fixed rate	$4,651	$ 53,643	$2,534	$1,699	$821	$ –	$ 63,348	$ 59,548
Average interest rate	6.6%	6.3%	5.9%	5.9%	6.1%	–		
Variable rate	$1,006	$227,309	$ 890	$ 674	$429	$ 1,042	$231,350	$223,495
Average interest rate	4.8%	1.8%	5.3%	6.1%	5.3%	4.9%		

The difference in maturities of long-term obligations and overall increase in total borrowings from 2008 to 2009 principally resulted from our borrowings associated with acquisitions of surgery centers. The average interest rates on these borrowings at December 31, 2009 remained consistent as compared to December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009, the Company adopted the amended provisions of Financial Accounting Standards Accounting Standards Codification ("ASC") 805, *Business Combinations*, which resulted in the Company changing the method in which it accounts for business combinations, and ASC 810, *Consolidation*, which resulted in the Company changing its presentation of noncontrolling interests in subsidiaries. Additionally, as discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the amended provisions of ASC 740, *Income Taxes*, which resulted in the Company changing the method in which it accounts for uncertainties in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 25, 2010

AmSurg Corp.
Consolidated Balance Sheets
December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 29,377	$ 31,548
Accounts receivable, net of allowance of $12,375 and $11,757, respectively	66,886	63,602
Supplies inventory	8,745	8,083
Deferred income taxes	2,324	1,378
Prepaid and other current assets	15,408	17,223
Current assets held for sale	34	25
Total current assets	122,774	121,859
Long-term receivables and other assets	56	46
Property and equipment, net	112,084	111,884
Goodwill	813,876	661,693
Intangible assets, net	9,797	10,221
Long-term assets held for sale	170	176
Total assets	$1,058,757	$905,879
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	$ 5,657	$ 6,801
Accounts payable	14,821	14,240
Accrued salaries and benefits	18,156	12,040
Other accrued liabilities	3,208	3,246
Current income taxes payable	402	–
Current liabilities held for sale	37	35
Total current liabilities	42,281	36,362
Long-term debt	289,041	265,835
Deferred income taxes	71,665	54,758
Other long-term liabilities	22,036	22,416
Commitments and contingencies		
Noncontrolling interests – redeemable	123,363	63,202
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding	–	–
Equity:		
Common stock, no par value 70,000,000 shares authorized, 30,674,525 and 31,342,241 shares outstanding, respectively	163,729	172,192
Retained earnings	343,236	291,088
Accumulated other comprehensive loss, net of income taxes	(1,849)	(2,851)
Total AmSurg Corp. equity	505,116	460,429
Noncontrolling interests – non-redeemable	5,255	2,877
Total equity	510,371	463,306
Total liabilities and equity	$1,058,757	$905,879

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Earnings
Years Ended December 31, 2009, 2008 and 2007
(In thousands, except earnings per share)

	2009	2008	2007
Revenues	$668,752	$600,107	$517,707
Operating expenses:			
Salaries and benefits	200,281	173,369	152,104
Supply cost	82,565	70,601	59,864
Other operating expenses	137,614	124,764	105,957
Depreciation and amortization	22,927	20,815	18,648
Total operating expenses	443,387	389,549	336,573
Operating income	225,365	210,558	181,134
Interest expense	7,789	9,938	9,569
Earnings from continuing operations before income taxes	217,576	200,620	171,565
Income tax expense	35,687	33,101	27,065
Net earnings from continuing operations	181,889	167,519	144,500
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	163	180	4,091
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax (benefit) expense	(702)	(1,773)	1,712
Net (loss) gain from discontinued operations	(539)	(1,593)	5,803
Net earnings	181,350	165,926	150,303
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	129,101	117,978	102,715
Net earnings from discontinued operations	101	902	3,413
Total net earnings attributable to noncontrolling interests	129,202	118,880	106,128
Net earnings attributable to AmSurg Corp. common shareholders	$ 52,148	$ 47,046	$ 44,175
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of tax	$ 52,788	$ 49,541	$ 41,785
Discontinued operations, net of tax	(640)	(2,495)	2,390
Net earnings attributable to AmSurg Corp. common shareholders	$ 52,148	$ 47,046	$ 44,175
Earnings per share-basic:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.73	$ 1.57	$ 1.36
Net (loss) gain from discontinued operations attributable to AmSurg Corp. common shareholders	(0.02)	(0.08)	0.08
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.71	$ 1.49	$ 1.44
Earnings per share-diluted:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.71	$ 1.55	$ 1.34
Net (loss) gain from discontinued operations attributable to AmSurg Corp. common shareholders	(0.02)	(0.08)	0.08
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.69	$ 1.47	$ 1.42
Weighted average number of shares and share equivalents outstanding:			
Basic	30,576	31,503	30,619
Diluted	30,862	31,963	31,102

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	2009	2008	2007
Net earnings	$181,350	$165,926	$150,303
Other comprehensive income, net of tax:			
Unrealized gain (loss) on interest rate swap, net of tax	1,002	(1,414)	(967)
Comprehensive income, net of tax	182,352	164,512	149,336
Less comprehensive income attributable to noncontrolling interests	129,202	118,880	106,128
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 53,150	$ 45,632	$ 43,208

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock							
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
Balance at January 1, 2007	29,934	$143,077	$200,501	$ (470)	$ –	$343,108	$ 52,341	
Cumulative adjustment to beginning retained earnings on January 1, 2007	–	–	(634)	–	–	(634)	–	
Issuance of restricted common Stock	200	–	–	–	–	–	–	
Cancellation of restricted common stock	(5)	–	–	–	–	–	–	
Stock options exercised	1,074	17,661	–	–	–	17,661	–	
Share-based compensation	–	4,560	–	–	–	4,560	–	
Tax benefit related to exercise of stock options	–	3,322	–	–	–	3,322	–	
Net earnings	–	–	44,175	–	465	44,640	105,663	$150,303
Distributions to noncontrolling interests, net of capital Contributions	–	–	–	–	(280)	(280)	(102,785)	
Acquisitions and other transactions impacting noncontrolling Interests	–	–	–	–	2,352	2,352	4,250	
Loss on interest rate swap, net of income tax expense of $624	–	–	–	(967)	–	(967)	–	
Balance at December 31, 2007	31,203	168,620	244,042	(1,437)	2,537	413,762	59,469	
Issuance of restricted common Stock	147	–	–	–	–	–	–	
Cancellation of restricted common stock	(10)	–	–	–	–	–	–	
Stock options exercised	519	9,970	–	–	–	9,970	–	
Stock repurchased	(517)	(12,413)	–	–	–	(12,413)	–	
Share-based compensation	–	4,710	–	–	–	4,710	–	
Tax benefit related to exercise of stock options	–	1,305	–	–	–	1,305	–	
Net earnings	–	–	47,046	–	3,308	50,354	115,572	$165,926
Distributions to noncontrolling interests, net of capital contributions	–	–	–	–	(3,087)	(3,087)	(115,100)	
Acquisitions and other transactions impacting noncontrolling Interests	–	–	–	–	119	119	3,261	
Loss on interest rate swap, net of income tax benefit of $911	–	–	–	(1,414)	–	(1,414)	–	
Balance at December 31, 2008	31,342	$172,192	$291,088	$(2,851)	$ 2,877	$463,306	$ 63,202	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity – (continued)
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock							
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
Balance at December 31, 2008	31,342	$172,192	$291,088	$(2,851)	$ 2,877	$463,306	$63,202	
Issuance of restricted common stock	162	–	–	–	–	–	–	
Cancellation of restricted common stock	(14)	(26)	–	–	–	(26)	–	
Stock options exercised	15	201	–	–	–	201	–	
Stock repurchased	(831)	(12,587)	–	–	–	(12,587)	–	
Share-based compensation	–	4,068	–	–	–	4,068	–	
Tax benefit related to exercise of stock options	–	2	–	–	–	2	–	
Net earnings	–	–	52,148	–	4,065	56,213	125,137	$181,350
Distributions to noncontrolling interests, net of capital contributions	–	–	–	–	(3,848)	(3,848)	(126,797)	
Sale of noncontrolling interests	–	(121)	–	–	–	(121)	947	
Acquisitions and other transactions impacting noncontrolling interests	–	–	–	–	2,161	2,161	60,874	
Gain on interest rate swap, net of income tax expense of $646	–	–	–	1,002	–	1,002	–	
Balance at December 31, 2009	30,674	$163,729	$343,236	$(1,849)	$5,255	$510,371	$123,363	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net earnings	$ 181,350	$ 165,926	$ 150,303
Adjustments to reconcile net earnings to net cash provided by Operating activities:			
Depreciation and amortization	22,927	20,815	18,648
Net loss on sale and impairment of long-lived assets	455	922	724
Share-based compensation	4,068	4,710	4,560
Excess tax benefit from share-based compensation	(32)	(1,351)	(3,322)
Deferred income taxes	14,703	14,729	8,063
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	1,494	3,792	(2,300)
Supplies inventory	(60)	(83)	47
Prepaid and other current assets	(733)	2,344	(2,958)
Accounts payable	1,289	(1,904)	962
Accrued expenses and other liabilities	6,666	(487)	8,128
Other, net	457	283	61
Net cash flows provided by operating activities	232,584	209,696	182,916
Cash flows from investing activities:			
Acquisition of interests in surgery centers and related transactions	(95,826)	(118,671)	(162,777)
Acquisition of property and equipment	(19,930)	(18,379)	(24,640)
Proceeds from sale of interests in surgery centers	1,298	3,812	5,433
Repayment of notes receivable	1,666	1,458	2,616
Net cash flows used in investing activities	(112,792)	(131,780)	(179,368)
Cash flows from financing activities:			
Proceeds from long-term borrowings	137,178	157,787	178,316
Repayment on long-term borrowings	(116,951)	(114,788)	(89,712)
Distributions to noncontrolling interests	(130,855)	(118,769)	(103,545)
Proceeds from issuance of common stock upon exercise of stock options	201	9,970	17,661
Repurchase of common stock	(12,587)	(12,413)	–
Capital contributions and ownership transactions by noncontrolling interests	1,036	582	480
Excess tax benefit from share-based compensation	32	1,351	3,322
Financing cost incurred	(17)	(41)	(200)
Net cash flows (used in) provided by financing activities	(121,963)	(76,321)	6,322
Net (decrease) increase in cash and cash equivalents	(2,171)	1,595	9,870
Cash and cash equivalents, beginning of year	31,548	29,953	20,083
Cash and cash equivalents, end of year	$ 29,377	$ 31,548	$ 29,953

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns majority interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The consolidated financial statements include the accounts of the Company and its subsidiaries and the majority owned limited partnerships and LLCs in which the Company's wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs and have control of the entities. The responsibilities of the Company's noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and noncontrolling partners and members are referred to herein as partnerships and partners, respectively.

The Company adopted certain updates to Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 810 *Consolidations*, or ("ASC 810") , which were effective January 1, 2009. These updates establish accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. ASC 810 generally requires the Company to clearly identify and present ownership interests in subsidiaries held by parties other than the Company in the consolidated financial statements within the equity section but separate from the Company's equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of noncontrolling interests outside of permanent equity is required. It also requires the amounts of consolidated net income attributable to the Company and to the noncontrolling interests to be clearly identified and presented on the face of the consolidated statements of income; changes in ownership interests to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary to be measured at fair value. The implementation of the updates to ASC 810 also results in the cash flow impact of certain transactions with noncontrolling interests being classified within financing activities. Such treatment is consistent with the view that under ASC 810 transactions between the Company (or its subsidiaries) and noncontrolling interests are considered to be equity transactions. The adoption of the updates to ASC 810 have been applied retrospectively for all periods presented.

As further described in note 13, upon the occurrence of various fundamental regulatory changes, the Company would be obligated, under the terms of certain of its partnership and operating agreements, to purchase the noncontrolling interests related to substantially all of certain of the Company's partnerships. While the Company believes that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2009, the occurrence of such regulatory changes is outside the control of the Company. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of the Company's equity and are classified as noncontrolling interests – redeemable on the Company's consolidated balance sheets.

Center profits and losses are allocated to the Company's partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of the Company's center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of the Company's partnerships are generally determined on a pre-tax basis. In accordance with ASC 810, total net earnings attributable to noncontrolling interests are presented after net earnings. However, the Company considers the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. Prepaid and Other Current Assets

At December 31, 2009, prepaid and other current assets were comprised of prepaid insurance expense of $3,412,000, other prepaid expenses of $3,930,000, short-term investments of $4,544,000, other current receivables of $2,904,000 and other current assets of $618,000. At December 31, 2008, prepaid and other current assets were comprised of prepaid insurance expense of $2,973,000, other prepaid expenses of $3,073,000, notes receivable of $1,667,000, short-term investments of $3,005,000, other current receivables of $4,824,000, income tax receivable of $1,021,000 and other current assets of $660,000.

e. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment and software and software development costs is recognized over useful lives of three to ten years.

f. Goodwill

The Company evaluates goodwill for impairment at least on an annual basis and more frequently if certain indicators are encountered. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as of December 31, 2009, and determined that goodwill was not impaired.

g. Intangible Assets

Intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred financing costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

h. Other Long-Term Liabilities

Other long-term liabilities are primarily comprised of tax-effected unrecognized benefits (see note 1(k)), negative fair value of our interest rate swap and purchase price obligations.

i. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid (see note 1(o)). During the years ended December 31, 2009, 2008 and 2007, the Company derived approximately 33%, 34% and 34%, respectively, of its revenues from government healthcare programs, primarily Medicare. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

j. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. Bad debt expense was approximately $16,781,000, $17,015,000 and $13,921,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

k. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted the provisions of ASC 740, *Income Taxes*, ("ASC 740") on January 1, 2007. As of the adoption date, the Company had no unrecognized benefits that, if recognized, would affect its effective tax rate. Except for a cumulative adjustment in accordance with ASC 740, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. Approximately $1,101,000 of accrued interest was established as a ASC 740 liability on January 1, 2007 through a tax affected adjustment to beginning retained earnings of $634,000. Additionally, as of January 1, 2007, the Company reclassified approximately $4,868,000 from long-term deferred tax liability to other long-term liabilities to reflect the amount of its tax-effected unrecognized benefits.

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. The Company does not expect significant changes to its tax positions or liability for tax uncertainties during the next 12 months.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's tax years for 2006 through 2008 are subject to examination by the tax authorities. In limited instances, the Company is subject to certain state income tax examinations for years prior to 2006.

l. Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the weighted average number of such common shares and dilutive share equivalents.

m. Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. Short-term investments are recorded at fair value of $4,544,000. The fair value of fixed-rate long-term debt, with a carrying value of $63,348,000, was $59,548,000 at December 31, 2009. The fair value of variable-rate long-term debt, with a carrying value of $231,350,000, was $223,495,000 at December 31, 2009.

n. Share-Based Compensation

Transactions in which the Company receives employee and non-employee services in exchange for the Company's equity instruments or liabilities that are based on the fair value of the Company's equity securities or may be settled by the issuance of these securities are accounted using a fair value method. The Company applies the Black-Scholes method of valuation in determining share-based compensation expense.

Benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow, thus reducing the Company's net operating cash flows and increased its financing cash flows by $32,000, $1,351,000 and $3,322,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company examines its concentrations of holdings, its historical patterns of award exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernable employee populations. From this analysis, the Company has identified three employee populations, consisting of senior executives, officers and all other recipients.
The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. The Company will

adjust the estimated forfeiture rate to its actual experience. The Company is precluded from paying dividends under its credit agreement, and therefore, there is no expected dividend yield.

o. Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of such allowances are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2009 and 2008 reflect allowances for contractual adjustments of $100,088,000 and $95,053,000, respectively, and allowance for bad debt expense of $12,375,000 and $11,757,000, respectively.

p. Recent Accounting Pronouncements

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Use of the new Codification is effective for interim and annual periods ending after September 15, 2009. The Company has used the new Codification in reference to GAAP in this annual report on Form 10-K and such use has not impacted the consolidated results of the Company.

In June 2009, the FASB amended the consolidation guidance related to variable-interest entities. The amendments include the elimination of the exemption for qualifying special purpose entities, revised criteria for determining the primary beneficiary of a variable-interest entity, and expanded the requirements for reconsideration of the primary beneficiary. This standard is effective for the Company on January 1, 2010. The Company does not expect the adoption of this standard to have a material impact on its consolidated results of operations or financial condition.

q. Reclassifications and Restatements

The presentation of common stock as of December 31, 2008 and 2007 has been corrected to combine the previously presented balance of common stock of $177,624,000 and $172,536,000 with deferred compensation of ($5,432,000) and ($3,916,000), totaling $172,192,000 and $168,620,000, respectively. These corrections had no impact on total equity.

Certain prior year amounts have been reclassified to reflect the impact of additional discontinued operations as further discussed in note 2(c).

2. Acquisitions and Dispositions

a. Acquisitions

In December 2007, the FASB issued ASC 805, *Business Combinations* ("ASC 805"), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. ASC 805 defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control. ASC 805 requires an entity to record separately from the business combination the direct costs incurred in connection with the business combination, where previously these costs were included in the total allocated purchase price of the acquisition. ASC 805 requires an entity to recognize the assets acquired, liabilities assumed and any noncontrolling interests in the acquired business at the acquisition date, at their fair values as of that date. This compares to the cost allocation method previously applied. ASC 805 requires an entity to recognize as an asset or liability at fair value certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, ASC 805 requires an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. ASC 805 is effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008 and is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009, except for the amended provisions related to the accounting for income taxes which are applied retrospectively. Upon adoption of ASC 805, there was no impact on the Company's consolidated results of operations and financial condition for acquisitions previously completed. The provisions of ASC 805 and its required disclosures have been applied to acquisitions completed in 2009. The adoption of ASC 805 did not have a material effect on the Company's consolidated results of operations or cash flows.

As a significant part of its growth strategy, the Company acquires controlling interests in centers. The Company, through a wholly owned subsidiary and in separate transactions, acquired 51% controlling interests in 11 and 19 centers during 2009 and 2008, respectively. The aggregate amount paid for the acquisitions was approximately $95,826,000 and $118,671,000, during 2009 and 2008, respectively, which was paid in cash and funded by a combination of operating cash flow and borrowings under the Company's revolving credit agreement. The total fair value of an acquisition includes an amount allocated to goodwill, which results from the centers' favorable reputations in their markets, their market positions and their ability to deliver quality care with high patient satisfaction consistent with the Company's business model.

At December 31, 2008, the Company had a contingent purchase price obligation of $580,000 related to an acquisition dependent upon certain requirements of the physician entity. The Company funded the purchase price obligation in May 2009 through operating cash flow. The purchase price obligation was reflected as other long-term liabilities in the balance sheet as of December 31, 2008.

The acquisition date fair value of the total consideration transferred and acquisition date fair value of each major class of consideration for the acquisitions completed during 2009 are as follows (in thousands):

	2009
Accounts receivable	$ 4,603
Prepaid and other current assets	616
Property and equipment	5,263
Accounts payable	(898)
Other accrued liabilities	(955)
Long-term debt	(1,802)
Goodwill (approximately $92,283 deductible for tax purposes)	152,227
Total fair value	159,054
Less: Fair value attributable to noncontrolling interests	63,228
Acquisition date fair value of total consideration transferred	$ 95,826

Fair value attributable to noncontrolling interests is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. The fair value of noncontrolling interests may be subject to adjustment as the Company completes its initial accounting for acquired intangible assets.

The Company incurred and expensed in other operating expenses approximately $324,000 in acquisition related costs, primarily attorney fees for the year ended December 31, 2009.

Revenues and net earnings included in the years ended December 31, 2009 associated with these acquisitions are as follows (in thousands):

	2009
Revenues	$10,327
Net earnings	3,721
Less: Net earnings attributable to noncontrolling interests	2,264
Net earnings attributable to AmSurg Corp. common shareholders	$ 1,457

b. Pro Forma Information

The unaudited consolidated pro forma results for the years ended December 31, 2009 and 2008, assuming all 2009 and 2008 acquisitions had been consummated on January 1, 2008, are as follows (in thousands, except per share data):

	2009	2008
Revenues	$710,007	$711,338
Net earnings	194,006	197,423
Amounts attributable to AmSurg Corp. common shareholders:		
Net earnings from continuing operations	57,446	58,768
Net earnings	56,806	56,273
Net earnings from continuing operations per common share:		
Basic	$ 1.88	$ 1.87
Diluted	$ 1.86	$ 1.84
Net earnings:		
Basic	$ 1.86	$ 1.79
Diluted	$ 1.84	$ 1.76
Weighted average number of shares and share equivalents:		
Basic	30,576	31,503
Diluted	30,862	31,963

c. Dispositions

During 2009, the Company sold its interest in a surgery center and, at December 31, 2009, held for sale an additional surgery center that was classified as discontinued in 2008, which will either be sold in 2010 or closed as it fulfills its near-term lease obligation. An after-tax loss of $539,000 was incurred associated with the disposition in 2009. The Company disposed of six centers in 2008, had one center held for sale at December 31, 2008 and recognized an after-tax loss of $1,593,000 associated with these dispositions. During 2007, the Company sold its interest in three surgery centers and closed a center, recognizing an after tax gain of $5,803,000. In the aggregate, the Company received $400,000 in cash associated with the 2009 transaction, $3,664,000 in cash and a secured note receivable of $885,000 associated with the 2008 transactions and $5,225,000 in cash associated with the 2007 transactions. The Company's disposition of its interests in the surgery centers in 2009, 2008 and 2007 as described above resulted from management's assessment of the limited growth opportunities at these centers.

The results of operations of the 12 centers have been classified as discontinued operations in all periods presented. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	2009	2008	2007
Revenues	$1,714	$6,110	$19,738
Earnings before income taxes	204	156	5,782
Net earnings	163	180	4,091

3. Property and Equipment

Property and equipment at December 31, 2009 and 2008 were as follows (in thousands):

	2009	2008
Land and improvements	$ 164	$ 164
Building and improvements	98,565	88,875
Movable equipment, software and software development costs	143,990	131,085
Construction in progress	2,521	4,913
	245,240	225,037
Less accumulated depreciation	(133,156)	(113,153)
Property and equipment, net	$112,084	$111,884

The Company capitalized interest in the amount of $66,000, $96,000 and $213,000 for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, the Company and its partnerships had unfunded construction and equipment purchases of approximately $1,900,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2009, 2008 and 2007 was $22,784,000, $21,185,000 and $19,516,000, respectively.

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Balance, beginning of year	$661,693	$546,915
Purchase price allocations	152,594	117,003
Disposals	(411)	(2,225)
Balance, end of year	$813,876	$661,693

Amortizable intangible assets at December 31, 2009 and 2008 consisted of the following (in thousands):

	2009			2008		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$2,780	$(2,310)	$ 470	$2,744	$(2,018)	$ 726
Customer and non-compete agreements	3,180	(1,618)	1,562	3,180	(1,418)	1,762
Total amortizable intangible assets	$5,960	$(3,928)	$2,032	$5,924	$(3,436)	$2,488

Amortization of intangible assets for the years ended December 31, 2009, 2008 and 2007 was $492,000, $480,000 and $453,000, respectively. Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2009, with a weighted average amortization period of 5.8 years, is $526,000, $377,000, $231,000, $228,000, $224,000 and $446,000.

At December 31, 2009 and 2008, other non-amortizable intangible assets related to restrictive covenant arrangements were $7,765,000 and $7,733,000, respectively.

5. Long-term Debt

Long-term debt at December 31, 2009 and 2008 was comprised of the following (in thousands):

	2009	2008
$300,000,000 credit agreement at prime, or LIBOR plus 0.50% to 1.50%, or a combination thereof (revolving average rate of 1.8% at December 31, 2009), due July 2011	$276,300	$249,000
Other debt at an average rate of 5.6%, due through 2022	14,250	17,445
Capitalized lease arrangements at an average rate of 7.1%, due through 2014	4,148	6,191
	294,698	272,636
Less current portion	5,657	6,801
Long-term debt	$289,041	$265,835

The Company's revolving credit agreement permits the Company to borrow up to $300,000,000 to, among other things, finance its acquisition and development projects and any future stock repurchase programs at an interest rate equal to, at the Company's option, the prime rate, or LIBOR plus 0.50% to 1.50%, or a combination thereof; provides for a fee of 0.15% to 0.30% of unused commitments; prohibits the payment of dividends; and contains certain covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. Borrowings under the revolving credit agreement mature in July 2011. At December 31, 2009, the Company was in compliance with all covenants.

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $38,975,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2009 are $5,657,000, $280,952,000, $3,423,000, $2,373,000, $1,251,000 and $1,042,000.

6. Derivative Instruments

The Company adopted certain updates to FASB ASC 815, *Derivatives and Hedging* ("ASC 815"). The updates are intended to enhance the current disclosure framework surrounding derivative instruments and hedging activities by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to better convey the purpose of derivative use in terms of risks that the entity is intending to manage. The updates to ASC 815 were effective for financial statements issued for fiscal years beginning after November 15, 2008 and became effective for the Company beginning with the first quarter of 2009. The updates to ASC 815 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

The Company entered into an interest rate swap agreement in April 2006, the objective of which is to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company's outstanding balance under its revolving credit agreement. The interest rate swap has a notional amount of $50,000,000. The Company pays to the counterparty a fixed-rate of 5.365% of the notional amount of the interest rate swap and receives a floating rate from the counterparty based on LIBOR. The interest rate swap matures in April 2011. In the opinion of management and as permitted by ASC 815, the interest rate swap (as a cash flow hedge) is a fully effective hedge. Payments or receipts of cash under the interest rate swap are shown as a part of operating cash flows, consistent with the interest expense incurred pursuant to the revolving credit agreement. The value of the swap represents the estimated amount the Company would have paid as of December 31, 2009 upon termination of the agreement based on a valuation obtained from the financial institution that is the counterparty to the interest rate swap agreement. An increase in the fair value of the interest rate swap, net of tax, of $1,002,000 was included in other comprehensive income in the year ended December 31, 2009. A decrease in the fair value of the interest rate swap, net of tax, of $1,414,000 and $967,000 was included in other comprehensive income for the years ended December 31, 2008 and 2007, respectively. Accumulated other comprehensive loss, net of income taxes, was $1,849,000 and $2,851,000 as of December 31, 2009 and 2008, respectively.

The fair values of derivative instruments in the consolidated balance sheets as of December 31, 2009 and 2008 were as follows (in thousands):

	Asset Derivatives December 31,				Liability Derivatives December 31,			
	2009		2008		2009		2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under ASC 815	Other assets, net	$ –	Other assets, net	$ –	Other long-term liabilities	$3,095	Other long-term liabilities	$4,689

7. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs for assets or liabilities (Level 3), depending on the nature of the item being valued.

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed rate long-term debt, with a carrying value of $63,348,000, was $59,548,000 at December 31, 2009. The fair value of variable-rate long-term debt, with a carrying value of $231,350,000, was $227,536,000 at December 31, 2009.

The fair value is determined based on an estimation of discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders.

In determining the fair value of assets and liabilities that are measured on a recurring basis, the following measurement methods were applied as of December 31, 2009 and were commensurate with the market approach (in thousands):

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:				
Supplemental executive retirement savings plan investments	$4,544	$ –	$4,544	$ –
Liabilities:				
Supplemental executive retirement savings plan obligations	$4,734	$ –	$4,734	$ –
Interest rate swap agreements	3,095	–	3,095	–
Total liabilities	$7,829	$ –	$7,829	$ –

The supplemental executive retirement savings plan investments and obligations are included in prepaid and other current assets and accrued salaries and benefits, respectively. The interest rate swap agreement is included in other long-term liabilities.

8. Leases

The Company has entered into various building and equipment operating leases and equipment capital leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2031. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2009 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2010	$2,234	$ 35,504
2011	1,546	34,855
2012	596	33,863
2013	105	32,855
2014	12	31,752
Thereafter	–	250,709
Total minimum rentals	4,493	$419,538
Less amounts representing interest at rates ranging from 3.8% to 9.7%	345	
Capital lease obligations	$4,148	

At December 31, 2009, equipment with a cost of approximately $6,617,000 and accumulated depreciation of approximately $2,464,000 was held under capital leases. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2009, 2008 and 2007 was approximately $35,401,000, $32,782,000 and $28,003,000, respectively.

9. Shareholders' Equity

a. Common Stock

In September 2008, the Company's Board of Directors authorized a stock repurchase program for up to $25,000,000 of the Company's outstanding common stock over the following 12 months. During the three months ended December 31, 2008, the Company purchased 517,052 shares of the Company's common stock for approximately $12,413,000, at an average price of $24 per share.

During the year ended December 31, 2009, the Company purchased 830,700 shares of the Company's common stock for approximately $12,587,000, at an average price of $15 per share, which completed the $25,000,000 stock repurchase program authorized by the Company's Board of Directors in September 2008. On April 22, 2009 the Company's Board of Directors approved an additional stock repurchase program for up to $40,000,000 of the Company's shares of common stock over the following 18 months. As of December 31, 2009, no shares had been repurchased pursuant to this plan.

b. Shareholder Rights Plan

In 1999, the Company's Board of Directors adopted a shareholder rights plan and declared a distribution of one stock purchase right for each outstanding share of the Company's common stock to shareholders of record on December 16, 1999 and for each share of common stock issued thereafter. The rights, which were exercisable only upon certain conditions, were not exercised and expired on December 2, 2009.

c. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional options may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. Restricted stock granted to outside directors vests one-third on the date of grant, with the remaining shares vesting over a two-year term and is restricted from trading for five years from the date of grant. Restricted stock granted to employees prior to December 31, 2009, vests at the end of four years from the date of grant. The fair value of restricted stock is determined based on the closing bid price of the Company's common stock on the grant date.

Options are granted at market value on the date of the grant. Prior to 2007, granted options vested ratably over four years. Options granted in 2007 and 2008 vest at the end of four years from the grant date. Options have a term of ten years from the date of grant. No options were issued in 2009. At December 31, 2009, 2,760,250 shares were authorized for grant under the 2006 Stock Incentive Plan and 1,608,146 shares were available for future equity grants, including 477,966 shares available for issuance as restricted stock.

Other information pertaining to share-based activity for the years ended December 31, 2009, 2008 and 2007, respectively, was as follows (in thousands):

	2009	2008	2007
Share-based compensation expense	$4,068	$4,710	$ 4,560
Fair value of shares vested	5,382	6,523	5,729
Cash received from option exercises	201	9,970	17,661
Tax benefit from option exercises	34	1,549	3,558

As of December 31, 2009, the Company had total unrecognized compensation cost of approximately $6,669,000 related to non-vested awards, which the Company expects to recognize through 2013 and over a weighted-average period of 1.2 years.

Average outstanding share-based awards to purchase approximately 2,457,000, 907,000 and 1,286,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the years ended years ended December 31, 2009, 2008 and 2007, respectively, were not included in the calculation of diluted securities options under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact.

A summary of the status of and changes for non-vested restricted shares for the three years ended December 31, 2009, is as follows:

	Number of Shares	Weighted Average Exercise Price
Non-vested shares at January 1, 2007	3,262	$26.19
Shares granted	199,795	23.11
Shares vested	(3,626)	25.27
Shares forfeited	(5,432)	22.84
Non-vested shares at December 31, 2007	193,999	23.13
Shares granted	147,724	24.79
Shares vested	(4,210)	24.94
Shares forfeited	(9,762)	24.01
Non-vested shares at December 31, 2008	327,751	23.83
Shares granted	162,507	19.34
Shares vested	(9,666)	22.55
Shares forfeited	(14,205)	23.59
Non-vested shares at December 31, 2009	466,387	$22.29

A summary of stock option activity for the three years ended December 31, 2009 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2007	4,589,532	$20.46	7.4
Options granted	385,293	22.84	
Options exercised with total intrinsic value of $7,639,000	(1,074,334)	16.44	
Options terminated	(226,017)	23.22	
Outstanding at December 31, 2007	3,674,474	21.72	7.1
Options granted	203,911	24.75	
Options exercised with total intrinsic value of $3,947,000	(518,702)	19.25	
Options terminated	(83,880)	24.26	
Outstanding at December 31, 2008	3,275,803	22.23	6.7
Options granted	–	–	
Options exercised with total intrinsic value of $112,000	(14,699)	13.67	
Options terminated	(110,052)	23.73	
Outstanding at December 31, 2009 with aggregate intrinsic value of $4,332,000	3,151,052	$22.22	5.0
Vested or expected to vest at December 31, 2009 with total intrinsic value of $4,313,013	3,056,520	$22.19	4.9
Exercisable at December 31, 2009 with total intrinsic value of $4,200,000	2,493,851	$22.00	4.5

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2009 exercised their options at the Company's closing stock price on December 31, 2009.

The Company issued no options during the year ended December 31, 2009. The Company, using the Black-Scholes option pricing model for all stock option awards on the date of grant, determined that the weighted average fair value of options at the date of grant issued during the years ended December 31, 2008 and 2007 were $8.20 and $8.62, respectively, by applying the following assumptions:

	2008	2007
Applied assumptions:		
Expected term/life of options in years	5.1	4.9
Forfeiture rate	3.0%	3.0%
Average risk-free interest rate	2.7%	4.7%
Volatility rate	31.9%	34.2%
Dividends	–	–

d. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2009:			
Net earnings from continuing operations attributable to AmSurg Corp. Per common share (basic)	$52,788	30,576	$1.73
Effect of dilutive securities options and non-vested shares	–	286	
Net earnings from continuing operations attributable to AmSurg Corp. Per common share (diluted)	$52,788	30,862	$1.71
Net earnings attributable to AmSurg Corp. per common share (basic)	$52,148	30,576	$1.71
Effect of dilutive securities options and non-vested shares	–	286	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$52,148	30,862	$1.69
For the year ended December 31, 2008:			
Net earnings from continuing operations attributable to AmSurg Corp. Per common share (basic)	$49,541	31,503	$1.57
Effect of dilutive securities options and non-vested shares	–	460	
Net earnings from continuing operations attributable to AmSurg Corp. Per common share (diluted)	$49,541	31,963	$1.55
Net earnings attributable to AmSurg Corp. per common share (basic)	$47,046	31,503	$1.49
Effect of dilutive securities options and non-vested shares	–	460	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$47,046	31,963	$1.47
For the year ended December 31, 2007:			
Net earnings from continuing operations attributable to AmSurg Corp. Per common share (basic)	$41,785	30,619	$1.36
Effect of dilutive securities options and non-vested shares	–	483	
Net earnings from continuing operations attributable to AmSurg Corp. Per common share (diluted)	$41,785	31,102	$1.34
Net earnings attributable to AmSurg Corp. per common share (basic)	$44,175	30,619	$1.44
Effect of dilutive securities options and non-vested shares	–	483	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$44,175	31,102	$1.42

10. Income Taxes

Total income taxes expense (benefit) for the years ended December 31, 2009, 2008 and 2007 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2009	2008	2007
Income from continuing operations	$35,687	$33,101	$27,065
Discontinued operations	287	1,512	1,663
Shareholders' equity	(2)	(1,305)	(3,945)
Other comprehensive income (loss)	646	(911)	(624)
Total	$36,618	$32,397	$24,159

Income tax expense from continuing operations for the years ended December 31, 2009, 2008 and 2007 was comprised of the following (in thousands):

	2009	2008	2007
Current:			
Federal	$17,113	$20,204	$14,798
State	4,454	4,074	2,927
Deferred:			
Federal	11,950	7,401	7,783
State	2,170	1,422	1,557
Income tax expense	$35,687	$33,101	$27,065

Income tax expense from continuing operations for the years ended December 31, 2009, 2008 and 2007 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2009	2008	2007
Statutory federal income tax	$76,152	$70,217	$60,048
Less federal income tax assumed directly by noncontrolling interests	(45,185)	(41,292)	(35,950)
State income taxes, net of federal income tax benefit	4,281	3,433	2,545
Increase in valuation allowances	327	564	108
Interest related to unrecognized tax benefits	2	57	224
Other	110	122	90
Income tax expense	$35,687	$33,101	$27,065

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Interest of $18,000, $57,000 and $388,000 was recognized in the consolidated statement of earnings for the years ended December 31, 2009, 2008 and 2007, respectively, resulting in a total recognition of approximately $1,564,000 and $1,546,000 in the consolidated balance sheet at December 31, 2009 and 2008, respectively. No amounts for penalties have been recorded.

The Company primarily has unrecognized tax benefits that represent an amortization deduction which is temporary in nature. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	2009	2008	2007
Balance at beginning of year	$6,190	$5,569	$4,868
Additions for tax positions of current year	576	621	701
Balance at end of year	$6,766	$6,190	$5,569

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will increase $437,000 within the next 12 months due to continued amortization deductions. The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is approximately $100,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 were as follows (in thousands):

	2009	2008
Deferred tax assets:		
Allowance for uncollectible accounts	$ 1,137	$ 1,348
Accrued assets and other	2,943	1,280
Valuation allowances	(1,066)	(676)
Total current deferred tax assets	3,014	1,952
Share-based compensation	7,269	5,490
Interest on unrecognized tax benefits	667	655
Accrued liabilities and other	3,264	4,505
Operating and capital loss carryforwards	3,875	3,553
Valuation allowances	(3,272)	(2,547)
Total non-current deferred tax assets	11,803	11,656
Total deferred tax assets	14,817	13,608
Deferred tax liabilities:		
Prepaid expenses	690	574
Accrued liabilities and other	203	405
Property and equipment, principally due to differences in depreciation	1,594	724
Goodwill, principally due to differences in amortization	81,671	65,285
Total deferred tax liabilities	84,158	66,988
Net deferred tax liabilities	$69,341	$53,380

The net deferred tax liabilities at December 31, 2009 and 2008 were recorded as follows (in thousands):

	2009	2008
Current deferred income tax assets	$ 2,324	$ 1,378
Non-current deferred income tax liabilities	71,665	54,758
Net deferred tax liabilities	$69,341	$53,380

The Company has provided valuation allowances on its gross deferred tax assets to the extent that management does not believe that it is more likely than not that such asset will be realized. Capital loss carryforwards will begin to expire in 2013, and state net operating losses will begin to expire in 2015.

11. Related Party Transactions

Certain surgery centers lease space from their physician partners at negotiated rates that management believes were equal to fair market value at the inception of the leases based on relevant market data. Certain surgery centers reimburse their physician partners for salaries and benefits and billing fees related to time spent by employees of their practices on activities of the centers at current market rates. In addition, certain centers compensate their physician partners for physician advisory services provided to the surgery centers, including medical director and performance improvement services.

Related party payments for the years ended December 31, 2009, 2008 and 2007, respectively, were as follows (in thousands):

	2009	2008	2007
Operating leases	$18,176	$14,235	$12,378
Salaries and benefits	60,298	64,132	53,374
Billing fees	9,589	9,007	7,951
Medical advisory services	1,989	1,836	1,499

The Company believes that the foregoing transactions are in its best interests.

It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the Nominating and Corporate Governance Committee of the Company's Board of Directors.

12. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2009, 2008 and 2007 were approximately \$525,000, \$479,000 and \$416,000, respectively, and vest immediately or incrementally over five years, depending on the tenures of the respective employees for which the contributions were made.

As of January 1, 2000, the Company adopted the Supplemental Executive Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions of up to 50% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over five years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheets in prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2009, 2008 and 2007 were approximately \$1,170,000, \$174,000 and \$130,000, respectively.

13. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies its officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact on the Company.

The Company's wholly owned subsidiaries, as general partners in the limited partnerships, are responsible for all debts incurred but unpaid by the limited partnership. As manager of the operations of the limited partnerships, the Company has the ability to limit potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in substantially all of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2009.

On December 22, 2009, the Company entered into an agreement to purchase a controlling interest in a center for \$28,070,000. The consummation of the acquisition is contingent upon the satisfaction of closing conditions customary for transactions of this type. The Company anticipates closing this transaction in March 2010 and intends to fund the acquisition through a combination of operating cash flow and borrowings under its revolving credit agreement.

14. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31 2009, 2008 and 2007 is as follows (in thousands):

	2009	2008	2007
Cash paid during the year for:			
Interest	$ 7,854	$ 10,188	$ 9,961
Income taxes, net of refunds	19,336	19,297	14,906
Non-cash investing and financing activities:			
(Decrease) increase in accounts payable associated with acquisition of property and equipment	(1,892)	2,098	607
Capital lease obligations incurred to acquire equipment	148	970	746
Notes received for sale of a partnership interest	–	885	–
Effect of acquisitions and related transactions:			
Assets acquired, net of cash and adjustments	162,709	134,512	178,882
Liabilities assumed and noncontrolling interests	(66,883)	(14,861)	(16,105)
Notes payable and other obligations	–	(980)	–
Payment for interests in surgery centers and related transactions	$95,826	$118,671	$162,777

15. Subsequent Events

The Company assessed events occurring subsequent to December 31, 2009 for potential recognition and disclosure in the consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

Shareholder Information

Common Stock and Dividend Information

At February 25, 2010, there were approximately 9,400 holders of our common stock, including 210 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors, which will review this dividend policy from time to time. Presently, the declaration of dividends is prohibited by a covenant in our credit facility with lending institutions.

Quarterly Statement of Earnings Data (Unaudited)

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2008 and 2009. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2008				2009			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$145,579	$150,722	$150,749	$153,057	$ 163,424	$ 168,844	$ 167,873	$ 168,611
Earnings from continuing operations before income taxes	48,311	51,411	50,257	50,641	52,853	56,366	54,856	53,501
Net earnings from continuing operations	40,395	43,017	42,240	41,867	44,307	47,001	45,912	44,669
Net earnings (loss) from discontinued operations	312	(1,163)	467	(1,209)	8	(148)	410	(809)
Net earnings	40,707	41,854	42,707	40,658	44,315	46,853	46,322	43,860
Net earnings attributable to AmSurg Corp. common shareholders:								
Continuing	11,622	12,444	12,595	12,880	12,613	13,798	13,393	12,984
Discontinuing	84	(1,200)	(211)	(1,168)	3	(218)	410	(835)
Net earnings	$ 11,706	$ 11,244	$ 12,384	$ 11,712	$ 12,616	$ 13,580	$ 13,803	$ 12,149
Diluted net earnings from continuing operations per common share	$ 0.37	$ 0.39	$ 0.39	$ 0.41	$ 0.40	$ 0.45	$ 0.44	$ 0.42
Diluted net earnings per common share	$ 0.37	$ 0.35	$ 0.38	$ 0.37	$ 0.40	$ 0.44	$ 0.45	$ 0.40
Market prices per share:								
High	$ 29.76	$ 27.79	$ 28.93	$ 26.05	$ 24.03	$ 21.71	$ 22.65	$ 23.61
Low	$ 22.72	$ 21.96	$ 23.96	$ 17.91	$ 12.23	$ 15.18	$ 18.95	$ 20.25

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 20, 2010, at 8:00 a.m., Central, at the Company's corporate office.

Registrar and Transfer Agent

Computershare Shareholder Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615-665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for fiscal 2009 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Company Information

Directors and Officers

Christopher A. Holden
President, Chief Executive Officer
and Director

Thomas G. Cigarran [1]
Director;
Chairman and former Chief Executive Officer, Healthways, Inc.,
healthcare services

James A. Deal [2][3]
Director;
President and Chief Executive Officer, Hospice Compassus,
healthcare services

Steven I. Geringer [1]
Chairman;
Former President and Chief Executive Officer, PCS Health Systems, Inc.,
pharmaceutical services

Claire M. Gulmi
Executive Vice President, Chief Financial Officer, Secretary and Director

Debora A. Guthrie [2][3]
Director;
President and Chief Executive Officer of the general partner of Capitol Health Partners, L.P.,
healthcare venture capital

Henry D. Herr [2]
Director;
Former Executive Vice President of Finance and Administration and Chief Financial Officer, Healthways, Inc.,
healthcare services

Kevin P. Lavender [1][3]
Director;
Senior Vice President and Managing Director - Large Corporate and Specialized Industries, Fifth Third Bank,
financial services

Ken P. McDonald
Director;
Past President and Chief Executive Officer

John W. Popp, Jr., M.D. [1]
Director;
Medical Director, Centocor, Inc.,
biomedicine

David L. Manning
Executive Vice President and
Chief Development Officer

Phillip A. Clendenin
Senior Vice President, Corporate Services

Kevin D. Eastridge
Senior Vice President, Finance and
Chief Accounting Officer

Billie A. Payne
Senior Vice President, Operations

[1] Nominating and Corporate Governance Committee
[2] Audit Committee
[3] Compensation Committee

Common Stock Performance

The following graph compares the performance of our common stock with performance of a market index and a peer group index. The market index is the Center for Research in Security Prices Index for NASDAQ Stock Market (U.S. Companies) and the peer group index is the Center for Research in Security Prices Index for NASDAQ Health Services Stocks. The graph covers the period from December 31, 2004 through the end of fiscal 2009. The graph assumes that $100 was invested on January 1, 2005 in our common stock, the NASDAQ Index and the NASDAQ Health Services Index, and that all dividends were reinvested.


AmSurg Common Stock
NASDAQ Stock Market (US)
NASDAQ Health Services Stocks
DOLLARS
250
200
150
100
50

	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
AMSG	100	77	78	92	79	75
NASDAQ	100	102	112	122	59	84
NASDAQ Health Services	100	137	137	179	131	173

AMSURG CORP.

20 Burton Hills Boulevard
Nashville, Tennessee 37215
615.665.1283

www.amsurg.com